June 20, 2012

H. Roger Schwall

Assistant Director

Alexandra M. Ledbetter

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Idea Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 30, 2012

File No. 333-180761

Dear Mr. Schwall;

Please find below the Registrants responses to your Comment Letter of June 19, 2012.

General

1. In this letter, references to our “prior” comments refer to the comments we issued to you by letter dated May 15, 2012. Notwithstanding your abbreviated response to prior comment 2, it does not appear that you properly addressed all seven bullet point examples we identified in that comment. You will expedite our review by responding directly to each part of our numbered comments. For example, please address the following points:

•

Please revise your registration statement fee table to refer to the “Amount to be Registered,” meaning the number of shares of common stock which you are registering, instead of the “Dollar amount to be registered,” as you indicate currently. See prior comment 2, first bullet point.

Revised to Amount to be Registered.

•

On your prospectus cover page, your heading, “1,000,000 minimum and 4,000,000 Shares of Common Stock, $0.025 per share,” remains incomplete. Please revise this heading to clarify that you are conducting a minimum-maximum offering for between 1,000,000 and 4,000,000 shares of your common stock. See prior comment 2, second bullet point.

Revised to read 1,000,000 minimum up to 4,000,000 maximum Shares of Common Stock, $0.25 per share.

•

We were unable to locate your response to the last bullet point of prior comment 2. In Amendment No. 1, you indicate at pages 24, 27 and 30 that you filed a Form 8-A registration statement “concurrently with this registration statement,” but no record of such filing exists. You also refer to your Form 8-A registration statement on page 14. Please revise to clarify when you intend to file a Form 8-A registration statement, or remove the references from your disclosure.

Form 8-A filed.

Dilution, page 17

2. We note your response to the fifth bullet point of comment 2 in our letter dated May 15, 2012. In particular, we note your disclosure that if you sell the maximum of 4,000,000 shares in this offering, your net book value will be $93,935. You indicate on page 6 that currently the company has 8,000,000 shares outstanding. If you issued an additional 4,000,000 shares, you would have 12,000,000 shares outstanding. That implies a net book value per share of approximately $0.008 (the quotient of $93,935 and 12,000,000). The difference between the offering price of $0.025 per share and this net book value per share of $0.008 is $0.017, not $0.015, as you indicate on pages 14 and 17. Please check these numbers for accuracy and revise.

Dilution numbers revised.

3. We note your response to comment 5 in our letter dated May 15, 2012. Please revise your tabular disclosure at pages 3 and 16 to clarify that the $1,500 escrow agent fee will also be deducted from your offering proceeds, as you indicate in the revised text on the prospectus cover page and at pages 5 and 8.

Table revised to include the $1,500 escrow fee.

Financial Statements, page 31

4. We note that you have updated your filing to include financial statements as of and for the three months ended March 31, 2012. Please modify your presentation to include cumulative financial information (from your inception date through March 31, 2012) on pages 43 and 45 to comply with FASB ASC 915-225-45-1, also to include a comparative balance sheet (as of the end of your recently completed fiscal year) on page 42 to comply with Rule 8-03 of Regulation S-X.

Revised.

Very truly yours,

/s/ Nishon Petrossian

Nishon Petrossian, President

Great Idea Corp.